Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES NORMAL COURSE ISSUER BID
 FOR CONVERTIBLE DEBENTURES

(Calgary, February 25, 2016) – Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") announced today that the Toronto Stock Exchange (the "TSX") has approved its notice of intention to commence a normal course issuer bid ("NCIB") for a portion of its series B 6.25% convertible unsecured subordinated debentures ("Convertible Debentures"). The NCIB will be made in accordance with the requirements of the TSX. Pengrowth may begin to purchase Convertible Debentures on or about February 29, 2016.
As of February 25, 2016, $136,843,000 principal amount of Convertible Debentures were outstanding. Pursuant to the NCIB, Pengrowth intends to acquire up to $13,684,300 principal amount of Convertible Debentures in the 12-month period commencing February 29, 2016, and ending on February 28, 2017, which figure represents 10% of the public float of outstanding Convertible Debentures as of February 19, 2016. Purchases under the normal course issuer bid will be made by Pengrowth through the facilities of the TSX in accordance with applicable regulatory requirements. The price that Pengrowth will pay for any Convertible Debentures will be the market price of such Convertible Debentures at the time of acquisition.
The average daily trading volume (the "ADTV") for the period of September 1, 2015 to January 31, 2016 was $123,402 principal amount of Convertible Debentures. Pursuant to the TSX rules, the maximum number of securities that may be repurchased during the same trading day is 25% of the ADTV, being $30,851 principal amount of Convertible Debentures, subject to Pengrowth's ability to make one block purchase of the Convertible Debentures per calendar week that exceeds such limit. Any Convertible Debentures that are purchased under the NCIB will be cancelled upon their purchase by Pengrowth. Pengrowth will fund the purchases through available cash.
Pengrowth believes that, given the substantial discount to face value at which the Convertible Debentures have traded, the repurchase by the Corporation of a portion of its outstanding Convertible Debentures which are due on March 31, 2017, is an appropriate use of available cash and is in the best interests of Pengrowth and its securityholders.
To the best of the knowledge of the directors and senior officers of Pengrowth, no director, senior officer, associate of a director or senior officer, or person holding 10% or more of the common shares or Convertible Debentures of Pengrowth intends at present to sell Convertible Debentures during the course of the NCIB. However, sales by such persons through the facilities of the TSX or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose Convertible Debentures are purchased would be the same as the benefits available to all other holders whose Convertible Debentures are purchased.
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The Corporation would also like to announce the approval from the TSX for an Automatic Debenture Purchase Plan ("Plan") commencing on February 29, 2016, which will enable the Corporation to continue purchasing Convertible Debentures under the NCIB during company-imposed blackout periods.

The Plan will co-terminate with the expiry of the NCIB at the close of business on February 28, 2017, and, subject to pre-determined pricing and volume restrictions imposed by the Corporation, to the rules and policies of the TSX and to the specific terms of the NCIB, all trades under the Plan are entirely at the broker's discretion.

About Pengrowth:
Pengrowth Energy Corporation is an intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth's assets include the Lindbergh thermal oil, Cardium light oil, Swan Hills light oil and the Groundbirch and Bernadet Montney gas projects. Pengrowth's shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".
PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information

 Wassem Khalil
Manager, Investor Relations
(403) 233-0224 or Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Cautionary Notes:
This release includes forward-looking statements regarding the terms of the NCIB, the source of funding the NCIB and anticipated insider participation in the NCIB. Such statements are based on the current expectations and views of future events of Pengrowth's management. In some cases the forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "plan", "anticipate", "intend", "potential", "estimate", "believe" or the negative of these terms, or other similar expressions intended to identify forward-looking statements. The forward-looking events and circumstances discussed in this release may not occur and could differ materially as a result of known and unknown risk factors and uncertainties, including risks regarding economic factors and the equity markets generally and many other factors beyond the control of Pengrowth. No forward-looking statement can be guaranteed. Forward-looking statements and information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statement or information. Accordingly, readers should not place undue reliance on any forward-looking statements or information. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Pengrowth undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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